Filed pursuant to Rule 424(b)(3)
Registration No. 333-282971
Prospectus Supplement No. 7
(To Prospectus dated April 23, 2025)
INNVENTURE, INC.
This prospectus supplement updates, amends and supplements the prospectus dated April 23, 2025 (the “Prospectus”), which forms a part of the Post-Effective Amendment to the Registration Statement on Form S-1 (Registration No. 333-282971) and is being filed to update, amend and supplement the information included in the Prospectus with information contained in our Current Report on Form 8-K which was filed with the SEC on September 16, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
Shares of our common stock, par value $0.0001 per share (our “Common Stock”), are listed on The Nasdaq Stock Market, LLC under the symbol “INV.” On September 15, 2025, the closing price of our Common Stock was $6.74 per share.
Investing in our securities involves risks that are described in the “Risk Factors” section of the Prospectus.
Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or this prospectus supplement or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is September 16, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 8-K
___________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

September 15, 2025
Date of Report (date of earliest event reported)
___________________________________
Innventure, Inc.
(Exact name of registrant as specified in its charter)
___________________________________

Delaware (State or other jurisdiction of incorporation or organization)	001-42303 (Commission File Number)	93-4440048 (I.R.S. Employer Identification Number)
6900 Tavistock Lakes Blvd, Suite 400 Orlando, Florida 32827
(Address of principal executive offices and zip code)
(321) 209-6787
(Registrant's telephone number, including area code)
___________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	INV	The Nasdaq Stock Market, LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company    ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Securities Purchase Agreement and Convertible Debentures

On September 15, 2025 (the “Agreement Date”), Innventure, Inc., a Delaware corporation (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with YA II PN, Ltd. (“Yorkville”), in connection with the issuance and sale by the Company of convertible debentures issuable in an aggregate principal amount of up to $15,000,000 (the “Convertible Debentures”), which Convertible Debentures will be convertible into shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) (as converted, the “Conversion Shares”). Pursuant to the Purchase Agreement, Yorkville purchased, and the Company issued, $10,000,000 in aggregate principal amount of Convertible Debentures (the “Third Convertible Debenture”) on the Agreement Date, upon satisfaction of certain closing conditions in the Purchase Agreement (the “First Closing”). The Third Convertible Debenture resulted in gross proceeds to the Company of approximately $7,000,000, representing an original issue discount of 10% and including the $2,000,000 September Payment (as defined below). Yorkville will purchase and the Company will issue an additional $5,000,000 in aggregate principal amount of Convertible Debentures on the first business day after the date the registration statement filed with the Securities and Exchange Commission (the “SEC”) registering the resale of the Conversion Shares is declared effective by the SEC (the “Second Closing”), and will also be issued at an original issue discount of 10%.

The Convertible Debentures bear interest at an annual rate of 5.0%, unless an event of default occurs and remains uncured, upon which the Convertible Debentures will bear interest at an annual rate of 18.0%. The Convertible Debentures will mature on September 15, 2026, the date that is 12 months from the date of the First Closing (the “Maturity Date”) and, upon completion of the Second Closing, will result in gross proceeds to the Company of approximately $11,500,000 (including the original issue discount of 10% and the $2,000,000 September Payment).

The Convertible Debentures are convertible at the option of the holder into Common Stock equal to the applicable Conversion Amount (as defined below) divided by the Conversion Price (as defined below). The conversion price for the Convertible Debentures will be the lower of (i) $7.00 per share of Common Stock (the “Fixed Price”), or (ii) 95% of the lowest daily VWAP (as defined below) of the Common Stock during the five consecutive trading days immediately preceding conversion date or other date of determination (the “Variable Price” and the applicable purchase price, the “Conversion Price”), but which Variable Price shall not be lower than the Floor Price (as defined below) then in effect. The Floor Price is $1.16, the price equal to 20% of the Minimum Price of the Common Stock (as calculated pursuant to the rules of the Nasdaq Stock Market). Any portion of the Convertible Debentures may be converted at any time and from time to time, subject to the Exchange Cap (as defined below). The Conversion Amount with respect to any requested conversion will equal the principal amount requested to be converted plus all accrued and unpaid interest on the Convertible Debentures as of such conversion, with fractional shares rounded up (the “Conversion Amount”). In addition, no conversion will be permitted to the extent that, after giving effect to such conversion, the holder together with the certain related parties would beneficially own in excess of 4.99% of the Common Stock outstanding immediately after giving effect to such conversion, subject to certain adjustments.

The Company shall not issue any Common Stock upon conversion of the Convertible Debentures held by Yorkville if the issuance of such Common Stock underlying the Convertible Debentures would exceed the aggregate number of Common Stock that the Company may issue upon conversion of the Convertible Debentures in compliance with the Company’s obligations under the rules or regulations of the Nasdaq Stock Market (the “Exchange Cap”). The Exchange Cap will not apply if the Company obtains the approval of its stockholders as required by the applicable rules of the Nasdaq Stock Market for issuances of Common Stock in excess of such amount.

The Company will not be required to make monthly cash payments pursuant to the Convertible Debentures unless an Amortization Event (as defined below) has occurred and then the Company will make monthly cash payments each month until the earlier of (i) the entire outstanding amount under the Convertible Debentures have been repaid or (ii) the Amortization Event ceases, as provided in the Convertible Debentures. An “Amortization Event” means (i) the daily volume-weighted average price (“VWAP”) of the Company’s Common Stock is lower than the Floor Price for any five of seven consecutive trading days, (ii) the Company has issued in excess of 99% of the Common Stock available under the Exchange Cap or (iii) Yorkville is unable to use the Registration Statement (as defined below) for a period of 20 consecutive trading days. The monthly cash payments will be in an amount equal to 10% of the original principal amount (or the outstanding principal amount of the Convertible Debentures if lower than such amount), plus a payment premium of 5% and all accrued and unpaid interest as of the date of such payment. Such Amortization Event payments will commence 15 days following the Amortization Event.

If the VWAP of the Common Stock is less than the Fixed Price, then the Convertible Debentures provide the Company, subject to certain conditions, with an optional redemption right pursuant to which the Company, upon 10 trading days’ prior written notice to Yorkville, may redeem in cash, in whole or in part, all amounts outstanding under the Convertible Debentures prior to the Maturity Date. The redemption amount shall be equal to the outstanding principal balance being redeemed by the Company, plus the redemption premium of 10% of the principal amount being redeemed, plus all accrued and unpaid interest as of the date of such redemption.

Pursuant to the terms of the Purchase Agreement, prior to the Company loaning, investing, transferring or downstreaming any cash proceeds, or assets or property acquired with cash proceeds from the issuance and sale of the Convertible Debentures to Innventure LLC (“Innventure LLC”), a wholly-owned subsidiary of the Company, Innventure LLC was obligated to enter into a global guaranty agreement (the “Guaranty”) in favor of Yorkville with respect to the Company’s obligations under the Purchase Agreement and the Convertible Debentures. Innventure LLC entered into the Guaranty on the date of the First Closing.

The foregoing descriptions of the Purchase Agreement, the Guaranty, and the Third Convertible Debenture do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed herewith as Exhibits 10.1, 10.2 and 4.1, respectively, and are incorporated herein by reference

Registration Rights Agreement

In connection with the Purchase Agreement, on the date of the First Closing, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with Yorkville pursuant to which Yorkville is entitled to certain registration rights under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to the Registration Rights Agreement, the Company is required to, on the 45th calendar day following the date of the First Closing, file with the SEC (at its sole cost and expense) a registration statement (the “Registration Statement”) registering the resale by Yorkville of at least 12 million Conversion Shares. Under the Registration Rights Agreement, Yorkville was also granted demand registration rights and piggyback registration rights under certain conditions as described in the Registration Rights Agreement.

The Company agreed to use its best reasonable efforts to ensure that the Registration Statement is declared effective by the earlier of the date that is 60 calendar days following the filing of such Registration Statement or the fifth business day after the date the Company is notified by the SEC that the Registration Statement will not be reviewed or will not be subject to further review. The Company also agreed that, with respect to any additional registration statements filed pursuant to the Registration Rights Agreement, it will use its reasonable best efforts to ensure that such registration statement is declared effective by the earlier of the date that is 75 calendar days following the date on which the Company was required to file such registration statement and the fifth business day after the date the Company is notified by the SEC that such registration statement will not be reviewed or will not be subject to further review.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed herewith as Exhibit 10.3 and is incorporated herein by reference.

Amendment to Existing Convertible Debentures

As previously disclosed, on March 25, 2025, the Company entered into a securities purchase agreement (the “Previous Purchase Agreement”) with Yorkville, for the issuance and sale by the Company of convertible debentures (the “Existing Convertible Debentures”) issuable in an aggregate principal amount of up to $30,000,000, which Existing Convertible Debentures are convertible into shares of the Company’s Common Stock. On April 14, 2025, the Company issued an Existing Convertible Debenture to Yorkville with an original principal amount of $20,000,000 (the “First Convertible Debenture”). On May 15, 2025, the Company issued an Existing Convertible Debenture to Yorkville with an original principal amount of $10,000,000 (the “Second Convertible Debenture” and, together with the First Convertible Debenture, the “Existing Debentures”). On June 4, 2025, Yorkville and the Company entered into an amendment to the Existing Debentures (the “Previous Amendment”), pursuant to which the parties agreed to amend the definition of “Conversion Price.”

On the Agreement Date, Yorkville and the Company entered into an additional amendment to the Existing Debentures (the “Second Amendment”), pursuant to which the parties agreed to (i) remove the monthly cash payments set forth in the Existing Debentures in Section 1(c) and Exhibit I, following the repayment of the approximately $2,000,000 due on September 14, 2025 pursuant to the Existing Debentures (the “September Payment”), which September Payment will not include any premium and will be deducted from the gross proceeds received by the Company from the issuance of the Third Convertible Debenture on the First Closing; (ii) introduce cash payments only in connection with an amortization event, along the lines set forth above with respect to the newly issued Convertible Debentures; (iii) amend the definition of “Conversion Price” as set forth in Section 12(n) of the Existing Debentures to track the definition of Conversion Price set forth above with respect to the newly issued Convertible Debentures, with a Floor Price of $1.59, the price equal to 20% of the Minimum Price of the Common Stock as of March 25, 2025, the date of the Previous Purchase Agreement (as calculated pursuant to the rules of the Nasdaq Stock Market); and (iv) institute a cap on the number of shares of Common Stock issuable upon conversion of the Existing Debentures if the issuance of such Common Stock would exceed the aggregate number of Common Stock that the Company may issue in compliance with the Company’s obligations under the rules or regulations of the Nasdaq Stock Market. The cap will not apply if the Company obtains the approval of its stockholders as required by the applicable rules of the Nasdaq Stock Market for issuances of Common Stock in excess of such amount, or if the Company obtains a written opinion from outside counsel to the Company that such stockholder approval is not required. The Company also agreed to take all steps necessary to allow Yorkville to continue to utilize a registration statement that the Company previously filed, and is currently effective, to register the resale of the shares issued upon conversion of the Existing Debentures.

The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by the terms of the Second Amendment, which is attached hereto as Exhibit 10.4 and is incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information contained in Item 1.01 is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information contained in Item 1.01 is incorporated herein by reference. The issuance of the Convertible Debentures and the Conversion Shares will be exempt from registration pursuant to Section 4(a)(2) of the Securities Act. Yorkville represented to the Company that it is an “accredited investor” as defined in Rule 501 of the Securities Act and that each of the Convertible Debentures and the Conversion Shares will be acquired for investment purposes and not with a view to, or for sale in connection with, any distribution thereof.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit
4.1^	Third Convertible Debenture, issued to YA II PN, Ltd., dated September 15, 2025.
10.1^	Securities Purchase Agreement, by and between Innventure, Inc. and YA II PN, Ltd., dated September 15, 2025.
10.2	Global Guaranty Agreement by Innventure LLC, dated September 15, 2025.
10.3	Registration Rights Agreement, dated September 15, 2025, between Innventure, Inc. and YA II PN, Ltd.
10.4	Amendment to Convertible Debentures, by and between Innventure, Inc. and YA II PN, Ltd., dated as of September 15, 2025.
104	Cover Page Interactive Data File (formatted in Inline XBRL).
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^    Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Innventure, Inc. agrees to furnish a copy of any omitted schedule to the SEC upon request.

Disclaimers and Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Current Report on Form 8-K that do not relate to matters of historical fact should be considered forward-looking statements. The forward-looking statements are based on the current expectations of the Company’s management and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of this Form 8-K. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. The risks and uncertainties include, but are not limited to, those factors discussed and identified in other public filings made with the SEC by the Company, including the Company’s most recent Quarterly Report on Form 10-Q, which is available on the Company’s Investor Relations website at www.ir.innventure.com and on the Securities and Exchange Commission website at www.sec.gov. All forward-looking statements reflect the Company’s beliefs and assumptions only as of the date of this Current Report on Form 8-K. The Company undertakes no obligation to update forward-looking statements to reflect future events or circumstances. Capitalized terms shall have the meanings ascribed to such terms in the Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INNVENTURE, INC.

Date: September 15, 2025	By:	/s/ David Yablunosky
	Name:	David Yablunosky
	Title:	Chief Financial Officer